Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

NEXCEN BRANDS, INC.,

WV IP HOLDINGS, LLC

AND

F. SCHUMACHER & CO.

DATED AS OF MARCH 13, 2007

TABLE OF CONTENTS

Page

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement ("Agreement") is entered into as of March 13, 2007, by and between NexCen Brands, Inc., a Delaware corporation ("Parent"), WV IP Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent ("Buyer"), and F. Schumacher & Co., a New York corporation ("Seller").

RECITALS

WHEREAS, Seller is directly engaged in the Business (as defined below);

WHEREAS, the board of directors of Seller has determined that a sale of the Business is in the best interests of Seller; and

WHEREAS, Seller desires to sell, and Buyer desires to purchase from Seller, certain of the assets of the Business, and to assume certain liabilities associated therewith, on the terms and subject to the conditions set forth in this Agreement so as to permit Buyer to operate the Business.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS AND USAGE

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

"Affiliate" of any Person means any Person which, directly or indirectly controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

"Assumed Contracts" means Contracts primarily related to the Business and to which Seller is a party that are listed in Schedule 1.1, together with any other Contracts entered into or acquired by Seller between the date hereof and the Closing Date in accordance with Section 6.2(h) or that Buyer specifically consents to assume at Closing.

"Assumed Liabilities" is defined in Section 2.3.

"Books and Records" means all books and records of Seller relating exclusively to and necessary for the operation of the Business as it is currently operated, including files, documents, correspondence, cost and pricing information, accounting records, supplier lists and records, operating manuals, operating procedures, marketing research, training materials, training records,

maintenance and inspection reports, equipment lists, repair notes and archives, sales and marketing materials.

"Business" means the business that relates to the Waverly brand, products and services, the Gramercy brand products and services and the Village brand products and services, including the licensing of the Waverly Intellectual Property, the Gramercy Intellectual Property and the Village Intellectual Property for use in connection with the manufacture, sale and distribution of fabric and other goods and including the use of any of the Purchased Assets in connection with the operation thereof or performance of Seller under any License Agreement.

"Business Employee" shall mean each employee who is actively employed in the Business of Seller and who is listed on Schedule 6.7.

"Business Day" means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York, New York are permitted or required to be closed.

"Buyer Indemnified Parties" is defined in Section 11.2.

"Buyer Nonsolicitation Period" means (x) in the event this Agreement is terminated pursuant to Article X hereof, the period from the date hereof until September 15, 2007, and (y) in the event the Closing occurs, the period from the date hereof until the Closing, except with respect to any employee, officer, manager or director of Seller or any of Seller's Affiliates that is not involved in the Business, for whom the Buyer Nonsolicitation Period shall in all events expire on March 15, 2008.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.).

"Closing" is defined in Section 3.1.

"Closing Date" means the date on which the Closing actually takes place.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Contract" means any contract, license, sublicense, permit, mortgage, purchase order, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or, if known to Seller and binding, oral).

"Damages" means any loss, liability, claim, damage, expense (including reasonable attorneys' fees and costs), whether or not involving a third party claim, *provided*, *however*, that other than with respect to Damages payable to a third party pursuant to a third party claim, Damages shall not include any special, incidental, indirect, collateral, consequential, exemplary, punitive or statutorily multiplied losses or damages of the other party or any other Person (whether or not such party or Person has been advised of the possibility of damages and in each case whatsoever arising (whether in contract, tort (including negligence or breach of contract or statutory duty) or otherwise).

"Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA and any other employee benefit or fringe benefit plan, program or arrangement of any kind (whether written or oral).

"Encumbrances" means any liens, pledges, claims, mortgages, charges, options, preemptive rights, rights of first refusal or similar rights, title retention agreements, easements, encroachments, leases, subleases, covenants, security interests and restrictions and encumbrances of any kind or nature whatsoever.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any entity, any trades or businesses (whether or not incorporated) that are treated as a single employer with such entity under Sections 414(b), (c), (m) or (o) of the Code.

"Escrow Agreement" is defined in Section 8.7.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

"Excluded Assets" is defined in Section 2.2.

"Excluded Liabilities" is defined in Section 2.4.

"GAAP" means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

"Government Authority" means any domestic national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).

"Government Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.

"Gramercy Intellectual Property" means the Gramercy Trademarks and other Intellectual Property of Seller primarily used in the Business.

"Gramercy Trademarks" shall have the meaning set forth in Section 4.17(a).

"Indebtedness" means (a) indebtedness of Seller for borrowed money or with respect to deposits or advances of any kind (other than advances due from customers incurred in the ordinary course of business and consistent with past practice), (b) all obligations of Seller evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of Seller upon which interest charges are paid, (d) all obligations of Seller in respect of capitalized leases and obligations of Seller for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and consistent with past

practice), (e) all obligations in respect of banker's acceptances or letters of credit issued or created for the account of Seller, (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Encumbrance on any assets of Seller, even though Seller has not assumed or otherwise become liable for the payment thereof, (g) all guarantees by Seller of obligations of the type described in clauses (a) through (f) above of any other Person, and (h) payment obligations in respect of interest under any interest rate swap or other hedge agreement or arrangement entered into by Seller with respect to any Indebtedness described in clauses (a) through (g) above.

"Intellectual Property" shall mean all of the following in any domestic or foreign jurisdiction: (i) know-how, designs, patterns (including samples, mock-ups, prototypes and finished products), design rights, press books, promotional materials, artwork, vendor numbers, sketches, methods and processes, customer and supplier information, trade secrets and technical knowledge, (ii) letters patent, patents, patent applications, (iii) software, data and databases, (iv) trade dress, trade names, trademarks, service marks, Internet domain names, logos, slogans, patterns, designs and any goodwill associated with the foregoing, (v) copyrights, copyrightable works, and moral rights, (vi) registrations and applications for registrations of any of the foregoing, (vii) rights of publicity (including names, likenesses, images and personas), (viii) and any other confidential or proprietary information or related ownership, use, and other rights.

"Inventory" means the consumable inventory of Seller, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or intended for use by the Business, but not including the Waverly Archives.

"IRS" means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

"Knowledge" means (a) with respect to Seller, the actual knowledge, after due inquiry, of Daniel Bonini and Gerald Puschel, and with respect to Sections 4.17, 4.21 and 4.22, the actual knowledge, after due inquiry, of each of the foregoing individuals, Anthony Noberini, Kathleen Marcum and Colleen Chilson and (b) with respect to Buyer, the actual knowledge, after due inquiry, of Robert D'Loren, James Haran and David Meister. The terms "know" and "knows" and like terms will have correlative meanings.

"Legal Requirement" means any U.S. federal, state, local, municipal, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

"License" means (i) the right to use the Waverly Intellectual Property, the Gramercy Intellectual Property and/or the Village Intellectual Property in any jurisdiction, granted either by Seller or by a master Licensee appointed by Seller, and (ii) the right to design, manufacture and sell products incorporating the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property in any market, region or country pursuant to a License Agreement, together with all ancillary agreements related thereto.

"License Agreement" means each Contract between Seller and any Person pursuant to which Seller has granted that Person the right to manufacture, sell or distribute goods under any of Seller's Waverly Intellectual Property, Gramercy Intellectual Property and Village Intellectual Property.

"Licensee" means a Person who has entered into and as of the Closing Date is a party to a License Agreement with Seller.

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that (1) is or would reasonably be expected to be materially adverse to the Business, financial condition or results of operation of the Purchased Assets and the business associated therewith or (2) would reasonably be expected to prevent or materially impede the consummation of the transactions contemplated by this Agreement; provided, however, that with respect to clause (1) only, none of the following shall be deemed to constitute a "Material Adverse Effect" or shall be considered in determining whether a "Material Adverse Effect" has occurred: (i) changes in general economic or political conditions that do not disproportionately and adversely affect the Business (as compared to businesses of comparable size), (ii) any actions by Seller required by this Agreement or consented to by Buyer; (iii) changes in the industry in which the Business operates that do not disproportionately and adversely affect the Business; (iv) any seasonal reduction in revenues or earnings that is of the magnitude consistent with prior periods for the applicable season, or (v) changes in Legal Requirements applicable to the Purchased Assets.

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.

"Organizational Documents" means with respect to any entity, the certificate or articles of incorporation or formation, as applicable, operating agreement, bylaws or other governing documents of such entity.

"Permitted Encumbrances" means (i) mechanics', material men's or similar inchoate Encumbrances arising or incurred in the ordinary course of business relating to liabilities not yet due and payable; (ii) Encumbrances for current taxes not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Encumbrances and where adequate reserves are established and maintained in accordance with GAAP; (iii) Encumbrances or Pledges in connection with workmen's compensation, unemployment insurance or other social security obligations; and (iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of alike nature incurred in the ordinary course of business.

"Person" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Government Authority.

"Personal Property" means the computer hardware, licensing software, fixtures and furniture owned by Seller and listed in Schedule 1.1(p).

"Prepaid Expenses" as of any date means payments made by Seller or any of its Affiliates with respect to the Business or the Purchased Assets, which constitute prepaid expenses in accordance with GAAP.

"Proceeding" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Authority or arbitrator.

"Purchase Price" is defined in Section 3.1.

"Purchased Assets" means all of Seller's right, title, and interest in and to all of the assets that are primarily used or intended for use in the Business, whether tangible or intangible, real or personal and wherever located and by whomever possessed (other than the Excluded Assets), including, without limitation, (i) the Waverly Archives and Waverly Intellectual Property, (ii) the Gramercy Intellectual Property, (iii) the Village Intellectual Property, (iv) the Personal Property, (v) the Assumed Contracts, (vi) the License Agreements, including all rights contained in License Agreements that expressly or by their nature survive expiration or termination, (vii) Third Party License Agreements, including all rights contained in the Third Party License Agreements that expressly or by their nature survive expiration or termination, (viii) all insurance policies used in connection with the Business, (ix) the Books and Records, and (x) all proceeds paid or payable by any insurance provider for any Purchased Asset that is destroyed or damaged after the date hereof and prior to the Closing under insurance policies covering or relating to Purchased Assets or Assumed Contracts.

"Representative" means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

"Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

"Seller" is defined in the first paragraph of this Agreement.

"Seller Information" means any data and information relating to the business, customers, financial statements, conditions or operations of the Business, in each case which is confidential in nature and not generally known to the public.

"Subsidiary" means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Person or one or more of its Subsidiaries.

"Tax" means any tax (including, without limitation, any income tax, license tax, margin tax, branch profits tax, capital gains tax, alternative or add-on minimum tax, estimated tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax or withholding tax, escheat or abandoned property liability), and any related fine, penalty, interest or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Government Authority or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any such tax.

"Tax Return" means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax.

"Third Party License Agreement" means a license agreement between Seller and any person ("Third Party Licensor") pursuant to which Seller has been granted the right to use Intellectual Property of the Third Party Licensor primarily in connection with the Business.

"Third Party Licensor Consents" means a consent given by a Third Party Licensor under a Third Party License Agreement to either Seller or a Licensee under a License Agreement permitting such Licensee to use Intellectual Property owned or controlled by the Third Party Licensor in connection with a License Agreement.

"Village Intellectual Property" means the Village Trademarks and other Intellectual Property of Seller primarily used in the Business.

"Village Trademarks" shall have the meaning set forth in Section 4.17(a).

"Waverly Archives" means all products, samples, computer-aided designs, designs, drawings, paintings, illustrations, patterns, fabrics, artwork, advertising, books, prints, video and audio related to the Waverly Intellectual Property, and all other such materials that relate to the Business, including the materials held in the Seller's library (*e.g.*, sample books and related sampling in Seller's design studio) that relate to the Waverly Intellectual Property.

"Waverly Composite Trademarks" shall have the meaning set forth in Section 4.17(a).

"Waverly Copyright" means a copyright for any design or work used in the Business by Seller or by a Licensee, for which Seller possesses a registration or for which Seller is the applicant of a registration.

"Waverly Intellectual Property" means the Waverly Trademarks, the Waverly Composite Trademarks, the Waverly Copyrights, all designs licensed by Seller to Licensees under License Agreements and other Intellectual Property of Seller primarily used in the Business.

"Waverly Trademarks" shall have the meaning set forth in Section 4.17(a).

1.2 Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect at the time particular acts or conditions of compliance are to be determined, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement in effect at the time a particular act or condition of compliance is to be determined and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (viii) "or" is used in the inclusive sense of "and/or"; (ix) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II
PURCHASE AND SALE OF BUSINESS AND ASSETS

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, convey, transfer and deliver to Buyer as of the Closing Date, and Buyer agrees to purchase and take assignment and delivery from Seller as of the Closing Date, all of Seller's right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances and to assume the Assumed Liabilities.

2.2 Excluded Assets. Pursuant to this Agreement, Buyer is not acquiring, and Seller shall retain all assets, rights and properties not used or intended for use primarily in the Business (except that, for the avoidance of doubt, no asset, right or property set forth in clause (i) through (x) of the definition of Purchased Assets shall be retained by Seller), and, as such, they are not included in the Purchased Assets (collectively, the "Excluded Assets"), including, without limitation:

(a) Assets that are owned by licensees of the Seller;

(b) All assets relating to the Employee Benefit Plans, whether or not held in trust;

(c) All Contracts that have terminated or expired prior to the Closing Date, except those rights contained in License Agreements that expressly or by their nature survive expiration or termination;

(d) Any and all of Seller's rights in any Contract representing an intercompany transaction between Seller and an Affiliate of Seller;

(e) Seller's corporate minute books and records, such other books and records as pertain to the organization, existence or capitalization of Seller and duplicate copies of such records as are necessary to enable Seller to file its tax returns and reports, as well as any other records or materials relating to Seller generally and not involving or relating to the Purchased Assets;

(f) Claims for and rights to receive Tax refunds, and any notes, worksheets, files or documents relating thereto;

(g) all proceeds paid or payable by any insurance provider for any Purchased Asset that is destroyed or damaged prior to the date hereof under insurance policies covering or relating to Purchased Assets or Assumed Contracts;

(h) the Inventory;

(i) subject to Section 3.6, Seller's rights to receive any payments from third parties arising from the operation of the Business prior to the Closing;

(j) the name "F. Schumacher & Co." or any derivation thereof and any of the Seller's brands, other than those included in any of the Waverly Intellectual Property, Gramercy Intellectual Property and Village Intellectual Property; and

(k) All rights of Seller under this Agreement, any agreement, certificate, instrument or other document executed and delivered by Seller or Buyer in connection with the transactions contemplated hereby, or any side agreement between Seller and Buyer entered into on or after the date of this Agreement.

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to pay, honor, discharge and perform when due, (1) any and all of Seller's liabilities, commitments and obligations (a) arising under the Assumed Contracts to the extent such liabilities, commitments and obligations are incurred on or after the Closing Date; (b) arising out of the operation of the Business to the extent such obligations are incurred on or after the Closing Date and are based on Buyer's (or its Affiliates') use or ownership of the Purchased Assets; and (2) the other liabilities, commitments and obligations expressly identified on Schedule 2.3 (collectively, the "Assumed Liabilities").

2.4 Excluded Liabilities. Except as and to the extent expressly provided in Section 2.3, Buyer is not agreeing to, and shall not, assume any other liability, obligation, undertaking,

expense or agreement of Seller of any kind, character or description, whether absolute, contingent, known, unknown, accrued, liquidated, unliquidated, contingent, executory or otherwise, and whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such liability, obligation, undertaking, expense or agreement (all of such liabilities and obligations shall be referred to herein as the "Excluded Liabilities"). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and Buyer will not assume or be liable for:

(a) Any liability, payment, obligation or duty under the Assumed Contracts incurred prior to the Closing Date;

(b) Any obligation to pay, reimburse or credit a Licensee or a customer of Seller in respect of a chargeback that arose in connection with Seller's shipment and sale of merchandise to a customer;

(c) Any liability or obligation of Seller under (a) the Transition Services Agreement or Inventory Purchase Agreement with Waverly Brand Acquisition, LLC/Ellery Homestyles, LLC; (b) the Transition Services Agreement or Inventory Purchase Agreement with P. Kaufmann ("Kaufmann"); and (c) the Inventory Purchase Agreement with Blue Mountain Wallcoverings, Inc. ("Blue Mountain");

(d) Any obligations of Seller under paragraph 3.19 of the License Agreement between Seller and Kaufmann dated October 13, 2006 (the "Kaufmann License Agreement") or otherwise owed Kaufmann in connection with Loomcraft Textile & Supply Company ("Loomcraft");

(e) Any obligation of Seller under any Agreement with Loomcraft;

(f) Any obligation of Seller owed to Kaufmann under Section 3.17 of the Kaufmann License Agreement;

(g) any obligation of Seller under paragraph 6.7 of the License Agreement dated May 5, 2006 between Blue Mountain and Seller (the "Blue Mountain License Agreement") and under any Agent Showroom and Sales Representative Agreement between Blue Mountain and Seller;

(h) Any liability or obligation with respect to any Excluded Asset, whether arising prior to or after the Closing;

(i) Except as expressly assumed in Section 2.3, any liability, claim or obligation, contingent or otherwise, arising out of the operation of the Business or the ownership or use of any of the Purchased Assets prior to the Closing Date;

(j) Any liability or obligation arising out of or related to (a) any Contract that is not an Assumed Contract or any breach of an Assumed Contract arising out of or related to events that occurred, or any action or inaction of Seller or any Affiliate of Seller on or prior to the Closing Date;

(k) Any of Seller's liabilities or obligations for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys' and accountants' fees, and brokerage fees);

(l) Any liability or obligation of Seller for any Taxes that accrue for any period on or after Closing, regardless of when assessed, excluding Taxes that relate to the operation of the Business arising after the Closing;

(m) Any liability or obligation arising at any time relating to any employee, director or former employee or director of Seller who was not engaged in the Business, including any liability for accrued wages, vacation, sick or holiday pay and allowances, any other paid time off and any liabilities under employment, severance, change of control or similar agreements or arrangement;

(n) Any duty, obligation or liability arising at any time under or relating to any Employee Benefit Plan or any employee benefit plan, program or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate of Seller or with respect to which Seller or any ERISA Affiliate has or had any liability or potential liability;

(o) Any liability or obligation arising out of any violation by Seller or any affiliate of Seller of any environmental or safety regulation in the conduct of the Business and the ownership and operation of the Purchased Assets occurring before the Closing Date;

(p) Any liability or obligation arising out of Seller's conduct of the Business and the ownership and operation of the Purchased Assets relating to the wholesale activities conducted in 2006;

(q) Any violation of any Legal Requirement, breach of warranty, tort or infringement by Seller or any Affiliate of Seller;

(r) Any liability or obligation arising out of any infringement or other unlawful use by Seller or any Person acting under the direction or control of Seller of any Seller Intellectual Property owned or held by any Person; and

(s) Any liability or obligation of Seller arising out of any litigation, proceeding, or claim by any Person relating to the Business as conducted on or prior to the Closing Date, whether or not such litigation, proceeding, or claim is pending, threatened, or asserted before, on, or after the Closing Date.

ARTICLE III
PURCHASE PRICE; PAYMENT; ASSUMPTION OF OBLIGATIONS

3.1 The Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York 10022, or at such other place as Buyer and Seller mutually agree, at 10:00 A.M. local time, on the second Business Day after the conditions to Closing set forth in Articles VIII and IX have

been satisfied or waived by the party entitled to waive such condition, other than conditions that, by their terms, cannot or are not required to be satisfied until the Closing (provided that all such conditions are satisfied at the Closing), or at such other place, date and/or time as the parties may mutually agree.

3.2 Purchase Price. Subject to and upon the terms and conditions of this Agreement, in reliance on the representations, warranties, covenants and agreements of Seller contained herein, and in full payment and consideration for the sale, conveyance, assignment, transfer and delivery of the Purchased Assets by Seller to Buyer, Buyer or Parent shall pay a total amount of Thirty Four Million Dollars ($34,000,000) (the "Purchase Price"), payable as hereinafter provided, and Buyer shall assume the Assumed Liabilities.

3.3 Payment. At Closing, Buyer or Parent shall (a) pay Seller the sum of Thirty Million Six Hundred Thousand Dollars ($30,600,000) by wire transfer of immediately available funds to accounts specified by Seller prior to the Closing Date and (b) deliver to Wilmington Trust Corp. (the "Escrow Agent"), to be held pursuant to the terms of the Escrow Agreement, but under no circumstances for a period longer than twelve (12) months from the Closing Date (or such longer period necessary to resolve pending claims in accordance with the Escrow Agreement), Three Million Four Hundred Thousand Dollars ($3,400,000) by wire transfer of immediately available funds, and (c) assume the Assumed Liabilities.

3.4 Allocation. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets in accordance with the allocation schedule to be attached hereto as Schedule 3.4, which allocation schedule will be determined after the date hereof, but by the earlier of the Closing Date and a date no later than 90 days after the date hereof (the "Allocation Schedule"). If the parties are unable to agree on the final Allocation Schedule within 90 days after the date hereof, an independent third-party appraiser selected by Buyer, and acceptable to Seller, the fees of which shall be borne equally by Buyer and Seller, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. In the absence of manifest error, the determination of the Allocation Schedule by the third-party appraiser shall be final and binding on all parties and shall not be subject to contest. Each of the parties hereto agree that: (i) none of the parties shall take a position on any Tax Return (including IRS Form 8594) that is in any way inconsistent with the Allocation Schedule without the written consent of the other party or unless specifically required by an applicable Government Authority; and (ii) they shall promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule. Notwithstanding the foregoing, nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Government Authority based upon or arising out of the Allocation Schedule, and neither Buyer nor Seller shall be required to litigate before any court any such proposed deficiency or adjustment by any Government Authority challenging the Allocation Schedule.

3.5 Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by Seller to Buyer of any Assumed Contract is not permitted or is not permitted without the consent of any other party to such Assumed Contract, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause

a loss of contractual benefits under, any such Assumed Contract, and Buyer shall assume no obligations or liabilities under any such Assumed Contract. Seller shall advise Buyer in writing on the date hereof with respect to any Assumed Contract which Seller knows or has substantial reason to believe will or may not be assigned to Buyer hereunder at the Closing. Without in any way limiting Seller's obligation to make reasonable best efforts to obtain all consents and waivers necessary for the sale, transfer, assignment and delivery of the Assumed Contracts and the Purchased Assets to Buyer hereunder, if any such consent relating to an Assumed Contract is not obtained or if such assignment is not permitted irrespective of consent and if the Closing shall occur, Seller shall cooperate with Buyer following the Closing Date in any reasonable arrangement, excluding payment of money by Seller to Buyer, designed to provide Buyer with the rights and benefits (subject to the obligations) under such Assumed Contract, including enforcement for the benefit of Buyer of any and all rights of Seller against any other party arising out of any breach or cancellation of any such Assumed Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

3.6 Accounts Receivable.

(a) Seller shall promptly forward to Buyer any and all proceeds from accounts receivable relating to the Business that are received by Seller following the Closing Date to the extent such proceeds relate in whole or in part to a period ending after the Closing Date. For the avoidance of doubt, Seller shall retain (and not forward to Buyer) amounts received in respect of accounts receivable relating to the Business that relate solely to a period ending on or before the Closing Date.

(b) Buyer acknowledges that all accounts receivable in respects of amounts due from Licensees prior to the Closing Date shall remain the property of Seller (the "Seller Accounts Receivable") and that Buyer shall not acquire any beneficial right or interest therein. Within 10 days following the end of each calendar month following the Closing Date, Buyer shall forward to the Seller (to the extent applicable) cash received by Buyer following the Closing Date in respect of Seller Accounts Receivable. For purposes of determining the amount of Seller Accounts Receivable payable to the Seller for purposes of this Section 3.6, (x) in the case of Seller Accounts Receivable received in respect of a period (such as a fiscal quarter or other similar period for which such amounts are paid) that was completed prior to the Closing Date, the entire amount of such Seller Accounts Receivable shall be paid to Seller and (y) in the case of any Seller Accounts Receivable that are paid on a periodic basis and are payable for a period (such as a fiscal quarter) that includes, but does not end prior to, the Closing Date, Seller shall be paid a portion of such Seller Accounts Receivable equal to the Seller Accounts Receivable for the entire applicable period multiplied by a fraction the numerator of which is the number of days in such period ending on the Closing Date and the denominator of which is the number of days in the entire period for which such Seller Accounts Receivable are paid.

(c) Notwithstanding anything to the contrary in Section 3.6(a), promptly following the Closing, Buyer shall either set up its own post office box or make other arrangements for the collection of the accounts receivable generated by the Business following the Closing and will direct Licensees of the Business to make payment to such post office box or provide them with appropriate notice regarding the place of payment and related instructions.

(d) Buyer and Seller shall provide to each other access to files, records and books of account for the purpose of verifying any funds that have been remitted to each to verify collection of the accounts receivable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the disclosure schedules (the "Disclosure Schedules"), delivered by Seller to Buyer.

4.1 Organization and Good Standing. Seller is duly incorporated, validly existing and in good standing under the laws of its state of incorporation. Seller has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on the Business as currently conducted. Seller has obtained all Government Authorizations necessary to the ownership or operation of its properties or the conduct of the Business, except where the failure to obtain such Government Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would only give rise to an Excluded Liability.

4.2 Enforceability; Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the sale of the Purchased Assets and otherwise to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the sale of the Purchased Assets and the other transactions contemplated hereby and thereby, have been duly authorized and approved by its board of directors and stockholders, if required by law, and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement and the Escrow Agreement by Seller and the consummation by Seller of the transactions contemplated by this Agreement and the Escrow Agreement. This Agreement and the Escrow Agreement have been duly executed and delivered by Seller and, assuming the due execution of this Agreement and the Escrow Agreement by Buyer and Parent, constitute the valid and binding obligation of Seller enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally, and general equitable principles.

4.3 Consents; Approvals. Except as set forth in Schedule 4.3, the execution and delivery of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with the provisions of the Organizational Documents of the Seller;

(b) violate any Legal Requirement or Order to which Seller is subject or by which any of its material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority or other Person; or

(d) result in the acceleration or modification of any obligations under, constitute a violation or breach of, or (with or without due notice or lapse of time or both) a default under, or result in the creation of any Encumbrance upon any of the Purchased Assets under any of the terms, conditions or provisions of, any Indebtedness or Contract of the Seller; excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Encumbrances the existence of which, individually or in the aggregate, do not affect the Purchased Assets or increase the Assumed Liabilities, or have not had and would not reasonably be expected to have a Material Adverse Effect on the Business.

4.4 Financial Statements.

(a) Seller has delivered to the Buyer (i) audited balance sheets of Seller as of each of December 31, 2005 and 2006, and the related statements of operations, stockholders' equity and cash flows for the fiscal years then ended, together with the report thereon of KPMG, the Seller's independent certified public accountants (including the notes thereto, the "Seller Financial Statements"), and (ii) an unaudited balance sheet of Seller as of February 27, 2007 (the "Balance Sheet") and the related unaudited statements of operations, stockholders' equity and cash flows of Seller (together with the Balance Sheet, the "Seller Interim Reports") as at and for the 2-month period ended February 28, 2007. Seller Financial Statements, Seller Interim Reports and each Other Interim Report delivered pursuant to Section 6.3 fairly presents the financial position and the results of operations, stockholders' equity and cash flows of Seller as the respective dates of, and for the periods referred to in, such Seller Financial Statements, Seller Interim Reports and Other Interim Reports, all in accordance with GAAP, applied consistently through the periods involved, subject, in the case of Seller Interim Reports and Other Interim Reports, to normal year-end adjustments (which are not material in the aggregate) and the absence of notes and are consistent with the books and records of the Seller. No financial statements of any other Person are required by GAAP to be included in the financial statements of the Seller.

(b) Except as disclosed on Schedule 4.4(b), Seller has no material liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities and obligations accrued or disclosed on the face of or in the footnotes to the Balance Sheet and (ii) liabilities and obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which arise out of a breach of any contract, tort, infringement, claim, lawsuit or breach of warranty that would not constitute an Excluded Liability).

4.5 Title to Assets. Except for Excluded Assets and properties and assets reflected on the Seller Financial Statements that have been sold or otherwise disposed of by Seller in the ordinary course of business, Seller has good and marketable title to, a valid and subsisting

license to use, or a valid leasehold interest in, all of the Purchased Assets, including, without limitation, all the properties and assets reflected on the Seller Financial Statements, free and clear of all Encumbrances other than Permitted Encumbrances. All of the Personal Property is in good operating condition and repair (with the exception of normal wear and tear), and is free from defects other than minor defects that do not interfere with the present use thereof in the conduct of normal operations.

4.6 Sufficiency of Assets. Except for the Excluded Assets, the Purchased Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible that are used or intended for use primarily in the conduct of the Business. The Purchased Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible reasonably necessary for Seller's performance of its obligations under the License Agreements (in substantially the same manner as currently conducted by Seller).

4.7 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or the Purchased Assets are pending or, to the Seller's Knowledge, threatened. Seller has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

4.8 Taxes.

(a) Except as set forth on Schedule 4.8, Seller has filed all Tax Returns that it was required to file on or before the date of this Agreement or the Closing Date, as applicable; all such Tax Returns were correct and complete in all material respects; and all material Taxes owed by Seller (whether or not shown on any Tax Return) have been paid. Seller is not the beneficiary of any extension of time within which to file any Income Tax Return. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. There are no Encumbrances on any of the Purchased Assets that arose in connection with the failure (or alleged failure) to pay any Tax.

(b) There is no material dispute or claim concerning any Tax liability of Seller either (A) claimed or raised by any authority in writing or (B) as to which Seller has Knowledge based upon personal contact with any agent of such authority.

4.9 Labor Relations; Compliance. Except as set forth on Schedule 4.9, to Seller's Knowledge, no key employee and no group of employees of Seller has any plans to terminate or modify his or her status as an employee of the Business, including upon consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.9, there are no Proceedings pending or, to the Seller's Knowledge, threatened against Seller with respect to or by any employee or former employee of the Business and, to the Seller's Knowledge, there are no Proceedings pending or threatened against any employees or former employee of the Business. Seller has not experienced any strikes, grievances, claims of unfair labor practices or other

collective bargaining disputes. Seller has not engaged in any unfair labor practices under the National Labor Relations Act or any similar foreign, state or local law. There is no collective bargaining agreement or relationship with any labor organization, and, to the Seller's Knowledge, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to the Business.

4.10 Employee Benefits. Schedule 4.10 includes a list of all employee benefit plans (as defined in Section 3(3) of ERISA) maintained or contributed to by Seller, and each other employee benefit plan, program or arrangement, whether or not subject to ERISA, including, without limitation, employment, severance, incentive, retention, consulting, change-in-control, fringe benefit, collective bargaining, deferred compensation, or other compensatory plan, policy, agreement or arrangement which is made or maintained with or for the benefit of any current or former employee, director or other personnel of Seller or contributed to by Seller or under which Seller has or may have a direct or indirect liability.

4.11 Litigation; Orders.

(a) Except as set forth on Schedule 4.11(a), there is no material Proceeding at law or in equity by any Person or any Proceeding by or before any Government Authority pending or, to the Seller's Knowledge, threatened, against Seller or the Purchased Assets.

(b) Except as set forth on Schedule 4.11(b), (i) there is no Order to which Seller or any of the Purchased Assets is subject, and (ii) Seller is in compliance with each Order to which it or any of the Purchased Assets is subject.

4.12 Compliance With Laws; Government Authorizations.

(a) Except as set forth on Schedule 4.12(a), Seller is in full compliance with each Legal Requirement that is applicable to the conduct or operation of the Business or the ownership of the Purchased Assets, except for such non-compliance, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 4.12(b), Seller has not received any notice from any Government Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement applicable to the Business.

(c) Except as set forth on Schedule 4.12(c), each License Agreement sets forth provisions requiring the Licensee to manufacture, label, tag, package, merchandise, promote, sell, distribute and advertise its licensed products in accordance with all applicable national, state and local laws and regulations, and not to manufacture such licensed products with slave, child or prison labor.

(d) Seller possesses all Government Authorizations necessary for the ownership of its properties and the conduct of the Business as currently conducted, except for such exceptions, as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Further, (i) to the Seller's Knowledge, all such

Government Authorizations are in full force and effect and (ii) Seller has not received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations.

4.13 Operation of the Business. Except as set forth on Schedule 4.13, as of the date of this Agreement, there has not been any change, event or condition of any character since January 1, 2006 that has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.13, and without limiting the generality of the foregoing, since December 31, 2005, Seller has operated its business in the ordinary course of business consistent with past practice, and during such time period, Seller has not:

(a) entered into any Material Contract outside the ordinary course of business;

(b) made material modifications to, or terminated or cancelled any Material Contract;

(c) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Right, other than in the ordinary course of business;

(d) made any capital expenditure (or series of related capital expenditures) either involving more than $50,000, individually, or $100,000, in the aggregate, or outside the ordinary course of business;

(e) delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

(f) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(g) experienced any material damage, destruction, or loss (whether or not covered by insurance) to the Purchased Assets; or

(h) committed to do any of the foregoing.

4.14 Material Contracts.

(a) Schedule 4.14(a) contains a complete and correct list, as of the date of this Agreement, of the following Contracts pertaining to the Business to which Seller is a party or by which Seller is bound (collectively, the "Material Contracts"):

(i) any agreement (or group of related agreements) for the lease of Personal Property to or from a Person providing for annual lease payments in excess of $10,000;

(ii) any agreement under which the consequences of a default or termination could have a Material Adverse Effect;

(iii) any agreement (or group of related agreements) for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or which involves consideration in excess of $10,000 per year;

(iv) any collective bargaining agreements;

(v) any agreements relating to Waverly Intellectual Property; and

(vi) any settlement, conciliation or similar agreement pursuant to which the Business will have material liabilities or obligations after the execution of this Agreement.

(b) Seller has delivered to Buyer a correct and complete copy of each written Material Contract (as amended to date) and a written summary setting forth the material terms and conditions of each oral Material Contract. Except as disclosed in Schedule 4.14(b), Seller is not in violation or breach of or in default under any Material Contract the effect of which, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect. No Proceeding or event or condition has occurred or exists or is alleged by any party to have occurred or exist which, with notice or lapse of time or both, would constitute a default by any of the parties thereto of their respective obligations under a Material Contract (or would give rise to any right of termination or cancellation), except as does not have and would not reasonably be expected to have a Material Adverse Effect. Seller has not, nor to the Seller's Knowledge, has any other party to any Material Contract, breached or provided any written notice of an intent to breach, any provision thereof, except such a breach as does not have and would not reasonably be expected to have a Material Adverse Effect.

4.15 Insurance. Schedule 4.15 sets forth an accurate and complete summary of each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers' compensation coverage and bond and surety arrangements) to which Seller is currently a party, a named insured or otherwise the beneficiary of coverage ("Insurance Policies") with respect to the Purchased Assets. All such Insurance Policies are in full force and effect. Since January 1, 2002, Seller has paid all premiums due thereunder and, except as set forth in Schedule 4.15, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by Seller.

4.16 Intentionally Omitted.

4.17 Intellectual Property.

(a) Schedule 4.17(a) contains an accurate and complete list (i) by country or jurisdiction of (A) all registrations owned by Seller (and applications for registration) of all Waverly brand domain names of which the Seller is the registrant or of which a third party is the registrant for the benefit of the Seller; (B) all trademarks, trade names, service marks, logos and slogans (and any filings, applications, renewals, extensions or rights thereto) owned by Seller for use in the ownership, operation or maintenance of the Purchased Assets or operation of the Business (the "Waverly Trademarks"); (C) all Waverly Copyrights; (D) all Trademarks using the word "Gramercy" (the "Gramercy Trademarks"); and (E) all trademarks using the word "Village" (the "Village Trademarks") and (ii) all unregistered trademarks which use a Waverly Trademark with one or more other words, numbers, symbols or logos which are currently

licensed to a Licensee under a License Agreement in the Business (the "Waverly Composite Trademarks"). Seller (a) owns all Waverly Trademarks, Waverly Copyrights, Gramercy Trademarks, Village Trademarks and, to Seller's Knowledge, all Waverly Composite Trademarks and (b) owns or has the valid right to use pursuant to an Assumed Contract set forth in Schedule 1.1, all other Waverly Intellectual Property that is primarily used in the operation of the Business as currently operated as necessary or otherwise required to perform Seller's obligations under any or all License Agreements, including, without limitation, all designs licensed or sublicensed to Licensees under License Agreements. Except as set forth in Schedule 4.17(a), Seller's registrations, filings and issuances for the Waverly Trademarks, Gramercy Trademarks, Village Trademarks and Waverly Copyrights remain in full force and effect in all jurisdictions in which they are registered. Except as set forth in Schedule 4.17(a), there is no pending or, to Seller's Knowledge, threatened, claim by any Person involving the Waverly Intellectual Property, Village Intellectual Property or Gramercy Intellectual Property.

(b) Except as otherwise set forth in Schedule 4.17(b), (i) to the Knowledge of Seller, neither the operation of the Business nor the past or present use of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property, whether by Seller or any Licensee under a License Agreement, infringes, misappropriates or otherwise violates any Intellectual Property right of any Person, and (ii), no claim has been asserted in writing, or to Seller's knowledge, orally that (A) the use of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property by Seller or by a Licensee in a manner consistent with past practice, or with the operation of the Business as currently conducted by Seller or by Licensee under a License Agreement does or may infringe, misappropriate Intellectual Property Right of any Design, or (B) the performance by Seller or a Licensee under any License Agreement or by a Licensee in connection with its performance of a License Agreement does or may infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person. Except as set forth in Schedule 4.17(b), (i) to Seller's Knowledge, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any of the Waverly Intellectual Property, Village Intellectual Property or Gramercy Intellectual Property and (ii) there is no pending claim against any Person relating to any matter described in the preceding clause and Seller is not in material breach of, or default under, any term of any License Agreement and, except as set forth in Schedule 4.17(b), to Seller's Knowledge, no other party, to any License Agreement, whether a Licensee or otherwise, is in material breach thereof or material default thereunder. The word "material" as used in this Section 4.17 and in Section 4.22 below means (x) any default in payment or (y) any default which is non-curable or if not cured within the time period specified in a subject agreement would permit the non-defaulting party to terminate the subject agreement.

(c) Except as set forth in Schedule 4.17(c), (i) Seller has not granted any license, franchise, permit or right to any Person to use any of the Waverly Intellectual Property, the Gramercy Intellectual Property, Village Intellectual Property and (ii) no other Person has the right to use the Waverly Trademarks, the Waverly Composite Trademarks or the Waverly Copyrights or to use any similar trademarks or copyrights, which in either event is likely to dilute or lead to confusion with any aforesaid Intellectual Property.

4.18 Affiliate Transactions. Except as set forth on Schedule 4.18, (a) there are no Assumed Contracts between Seller, on the one hand, and any employee or director or any family

member or affiliate of Seller, on the other hand, other than employment agreements entered into in the ordinary course of business consistent with past practice; and (b) there are no loans or other indebtedness owing by any such employee of Seller or any family member or affiliate of any such person to Seller.

4.19 Brokers or Finders. No agent, broker, firm or other Person acting on behalf of Seller is, or will be, entitled to any investment banking, commission, broker's or finder's fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

4.20 Suppliers. Except for the suppliers named in Schedule 4.20, Seller has not purchased in connection the Business, from any single supplier, goods or services for which the aggregate purchase price exceeds 5% of the total amount of goods and services purchased by Seller between October 30, 2006 and December 31, 2006. Since December 31, 2006, there has not been any termination, cancellation or material curtailment of the business relationship, with respect to the Business, of Seller with any supplier named in Schedule 4.20 or any material and adverse (to Seller) change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier. No supplier named in Schedule 4.20 has advised Seller that with respect to the Business, it intends, or has threatened, to cancel or otherwise terminate the business relationship of such supplier with Seller or any Licensee or that with respect to the Business, it intends to modify materially and adversely (to Seller) its business relationship with Seller or any Licensee or to decrease materially or limit materially its supply to Seller or any Licensee.

4.21 License Agreements.

(a) Schedule 4.21(a) sets forth a complete and correct list and description of (i) each License Agreement (including all amendments thereto) to which Seller is a party, the term of which is currently in effect, or for which a sell-off period is presently in effect after expiration or termination of the License Agreement, (ii) those License Agreements pursuant to which, to Seller's Knowledge, any licensee under any such License Agreement has granted a license to another Person to manufacture and sell goods under or otherwise utilize the Waverly Intellectual Property and (iii) all proposed License Agreements that are currently in active negotiation. All License Agreements which are set forth in Schedule 4.21(a) are collectively referred to as "Current License Agreements".

(b) All Current License Agreements are in writing and there are no oral modifications or oral amendments to any Current License Agreement. Seller has made available to Buyer true, correct and complete copies of all of its Current License Agreements, including all amendments thereto, set forth in Schedule 4.21(a). To Seller's Knowledge, each Current License Agreement contains commercially reasonable quality control provisions protecting the rights of Seller in the Waverly Intellectual Property. Except as set forth in Schedule 4.21(b), Seller has not received written notice, or to Seller's knowledge, oral notice, from a Licensee or any party to a Current License Agreement, and has no Knowledge of any facts to the effect that such Licensee or other party (i) intends not to continue their relationship with Seller upon the expiration of such Current License Agreement, (ii) has breached or intends to breach such Current License Agreement or intends not to perform in such a manner as would prejudice, in

any material respect, the rights of Seller under such Current License Agreement, (iii) claims that such Current License Agreement has been breached by any other party thereto which would prejudice, in any material respect, the rights of Seller under such Current License Agreement, (iv) currently intends to exercise their right to terminate their Current License Agreement or (v) currently intends to exercise their right to "buyout" their Current License Agreement.

(c) The Current License Agreements are the valid and enforceable obligations of Seller and, to Seller's Knowledge, the other parties thereto, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently or hereafter in effect, affecting the enforcement of creditors' rights generally, general equitable principles and public policy to the extent so determined by the court in the specific instance. The consummation of the transactions contemplated by this Agreement will not result in the termination of any of the Current License Agreements pursuant to its terms. Except as set forth on Schedule 4.21(c), to Seller's Knowledge, no Person that is a party to a Current License Agreement has materially or consistently failed to make any payments required thereunder when due.

(d) Except as set forth in Schedule 4.21(d), all obligations of Seller required to be performed in connection with the Current License Agreements have been duly performed in all material respects, and no dispute with or claim by any other party thereto, whether a Licensee or otherwise, is pending or has been asserted and remains unresolved against Seller or has been threatened in writing.

(e) Schedule 4.21(e) sets forth for each of 2005 and 2006 (through the date hereof) the names of the Licensees with the ten largest licensee fees payable in such periods.

4.22 Third Party License Agreements. Schedule 4.22 sets forth each material Third Party License Agreement currently in effect. Except as set forth on Schedule 4.22, to Seller's Knowledge, there are no pending material defaults on the part of Seller or any Third Party Licensor under any Third Party License Agreement. Except as set forth on Schedule 4.22, Seller has obtained all Consents required of Third Party Licensors so as to permit Licensees to use Intellectual Property of each Third Party Licensor, where such use is authorized under a License Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Each of Buyer and Parent hereby represents and warrants to Seller that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the Disclosure Schedules delivered by Buyer to Seller and attached hereto.

5.1 Existence and Good Standing; Authorization.

(a) Buyer and Parent is each duly organized, validly existing and in good standing under the laws of its state of its incorporation, organization or formation, as applicable.

(b) Buyer and Parent each has all requisite limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the purchase of the Purchased Assets, the assumption of the Assumed Liabilities, and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Escrow Agreement by each of Buyer and Parent and the consummation by Buyer and Parent of the transactions contemplated hereby and thereby, have been duly authorized and approved by each of its board of managers, members, and board of directors, as applicable, and no other limited liability company, corporate, member or stockholder action on the part of either Buyer or Parent is necessary to authorize the execution, delivery and performance of this Agreement or the Escrow Agreement by Buyer and Parent or the consummation of the transactions contemplated by this Agreement or the Escrow Agreement. This Agreement and the Escrow Agreement have been duly executed and delivered by each of Buyer and Parent, and, assuming the due execution of this Agreement and the Escrow Agreement by Seller, this Agreement and the Escrow Agreement constitute the valid and binding obligations of Buyer and Parent enforceable against Buyer and Parent in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally, and general equitable principles.

5.2 Consents and Approvals; No Violations. The execution and delivery of this Agreement and the Escrow Agreement by Buyer and Parent and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provisions of the Organizational Documents of Buyer or Parent;

(b) violate any Legal Requirement or Order of any court or Government Authority to which Buyer or Parent is subject or by which any of its respective material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority by Buyer or Parent on or prior to the Closing Date; and

(d) except as set forth in Schedule 5.2, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of the material properties or assets of Buyer or Parent under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, license, permit, agreement, lease, license agreement or any other instrument or obligation to which the Buyer or Parent is a party, or by which it or any of its respective properties or assets may be bound; and excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches and defaults the existence of which, would not impair to any material extent the ability of Buyer

or Parent to perform its obligations under this Agreement, or of Buyer or Parent to perform its obligations under the Escrow Agreement.

5.3 Litigation.

(a) Except as set forth in Schedule 5.3 (a), there are no Proceedings pending, or, to the Knowledge of Buyer or Parent, threatened which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

(b) Except as set forth in Schedule 5.3(b), there is no Order to which Buyer or Parent is subject which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

5.4 Brokers' or Finders' Fees.

No agent, broker, firm or other Person acting on behalf of Buyer or Parent is, or will be, entitled to any investment banking, commission, broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

5.5 Adequacy of Funds.

Buyer or Parent has or will have the funds necessary to pay the Purchase Price in full on the Closing Date, as contemplated by this Agreement and the Escrow Agreement.

5.6 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Buyer or Parent are pending or, to Buyer's or Parent's Knowledge, threatened. Neither Buyer nor Parent has made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

ARTICLE VI
PRE-CLOSING COVENANTS

6.1 Efforts to Closing. On the terms and subject to the conditions in this Agreement, Seller agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article IX to be satisfied, and Buyer and Parent each agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VIII to be satisfied. Without limiting the generality of the foregoing, Seller shall give or cause to be given any notices to third parties required to be given pursuant to any Assumed Contract to which it is a party as a result of this Agreement or any of the transactions contemplated hereby. Seller shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals required to be obtained under each Assumed Contract to which it is a party or by which it is bound, in form and substance reasonably acceptable to Buyer. Buyer and Parent shall use reasonable best efforts to cooperate

with Seller in Seller's efforts to obtain the aforementioned consents, including by providing such information as the other contracting parties may reasonably request.

6.2 Conduct of the Business. From the date of this Agreement until the Closing Date, Seller shall conduct the Business in the ordinary and normal course of business, consistent with past practice and use commercially reasonable efforts to preserve and maintain the ongoing operations, organization and assets of the Business and maintain the goodwill of the Business' Licensees, customers and others having business relations with the Seller. Further, and without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date, except as may be first approved by Buyer in writing, or as is otherwise expressly permitted or required by this Agreement, Seller shall not:

(a) Cancel, encumber, or in any way discharge, terminate, adversely modify or amend or impair any Assumed Contract other than in the ordinary course of business, or commit any act or fail to take any action that would cause a material breach of any such Assumed Contract;

(b) Waive, modify, alter, reduce or compromise any amounts payable by any Licensee;

(c) Sell or dispose of any of the Purchased Assets except for immaterial sales or other dispositions in the ordinary course of business;

(d) Create or suffer or permit the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets or with respect thereto, unless such Encumbrance will be discharged prior to Closing;

(e) Take any action that would reasonably be expected to prevent Seller from consummating the transactions contemplated in this Agreement;

(f) Knowingly violate any Legal Requirement, statute, rule, governmental regulation or order of any court or Government Authority (whether federal, state or local);

(g) Take, or fail to take, any other action which would reasonably be expected to result in a material breach or inaccuracy in any of the representations or warranties of Seller contained in this Agreement;

(h) Except in the ordinary course of business, enter into any Contract or agreement that would be required to be listed as a Material Contract or Assumed Contract if such Contract or agreement were in effect on the date hereof; provided that Seller shall in no event enter into a License Agreement without the prior written consent of Buyer; or

(i) Agree or commit, whether in writing or otherwise, to take any of the actions specified in the foregoing clauses.

6.3 Access and Investigation. Seller will permit Buyer and its appropriate Representatives to have reasonable access, prior to the Closing Date, to the Purchased Assets at the Seller's properties and to the Books and Records of Seller during normal working hours and

upon reasonable notice, to familiarize itself with the Seller's properties, business and operating and financial conditions. As promptly as practicable after the end of each month ended after the date of this Agreement and prior to the Closing Date, Seller shall deliver to Buyer unaudited financial statements of Seller as at and for the year through the end of the most recently completed fiscal month (each such report, an "Other Interim Report").

6.4 Exclusivity. Seller agrees that neither it nor any of its officers or directors shall, and that it shall use commercially reasonable best efforts to cause its employees, agents and representatives (including any investment banker, attorney or accountant retained by it) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal from any Person (other than Buyer or Parent) concerning any proposal relating to any reorganization, dissolution, or recapitalization of Seller, or merger or consolidation of Seller, or sale of any stock or other interests of Seller, sale of any Purchased Assets outside of the ordinary course of business, or any other transactions or business combinations outside the ordinary course of business involving the Purchased Assets, except to the extent such transactions relate solely to Excluded Assets (an "Acquisition Proposal"); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or otherwise cooperate in any respect with, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal (except to inform such Person that these restrictions exist); (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby. Seller will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

6.5 Notice of Developments. Seller shall promptly advise Buyer, and Buyer shall promptly advise the Seller, in writing of any (a) event, circumstance or development that results (or would result on the Closing Date) in a breach of any representation or warranty made by it in this Agreement and (b) any material failure of Seller, Buyer or Parent, as the case may be, to comply with or satisfy any condition or agreement to be complied with or satisfied by it hereunder; *provided* that no disclosure pursuant to this Section 6.5 shall be deemed to amend or supplement any provision of this Agreement or any disclosure schedule hereto, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

6.6 Public Disclosure or Communications. Between the date of this Agreement and the Closing Date, except to the extent required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market and securities laws applicable to Parent), none of Buyer, Parent or Seller shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of Buyer or Parent, on the one hand, and Seller on the other; and, in the event any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market and securities laws applicable to Parent), Buyer and Parent will provide, to the extent practicable under the circumstances, Seller reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. Buyer, Parent and Seller each acknowledge and agree

that Parent shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

6.7 Employee Matters.

(a) Business Employees. Immediately after the date of this Agreement, Seller shall provide Buyer with reasonable access to the Business Employees for purposes of permitting Buyer to interview such employees.

(b) Cooperation with Respect to Business Employees. Seller shall reasonably assist Buyer in communicating with each of the Business Employees. The Seller and the Buyer shall together prepare and deliver to the Business Employees a letter and notice(s), in an agreed form, notifying the Business Employees of the transfer of their employment to the Buyer. Each Business Employee who accepts Buyer's offer of employment shall be referred to herein as a "Transferred Employee."

(c) Benefits. Without limiting Seller's obligations pursuant to Section 2.4, Seller shall remain solely responsible for all claims, liabilities or obligations relating to or arising out of the employment or termination of employment of any current or former employees of Seller including but not limited to claims, liabilities or obligations with respect to (x) any stock option or stock purchase plan offered to such employees in connection with their services to Seller and (y) employees, officers, directors and consultants of Seller who are not Business Employees or Business Employees of Seller who do not become Transferred Employees.

6.8 Copyrights. Promptly following the date of this Agreement, Seller and Buyer shall work in good faith to agree on the disclosures set forth on Schedule 4.17(a) with respect to the Waverly Copyrights, which upon agreement shall be attached to this Agreement as the final Schedule 4.17(a) with respect to the Waverly Copyrights.

6.9 Williamsburg Agreement. Seller shall, or shall cause P.Kaufmann to, assume all liabilities and obligations related to fabric under paragraphs 5 and 6 of that certain Agreement dated, June 1, 2006, between Seller and The Colonial Williamsburg Foundation.

ARTICLE VII
POST-CLOSING COVENANTS

7.1 Transfer Taxes. All stamp, transfer, documentary, sales and use, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the "Transfer Taxes") shall be paid 50% by Seller and 50% by Buyer or Parent.

7.2 Noncompetition and Nonsolicitation.

(a) For a period of one year from the date of this Agreement, Seller and Seller's Affiliates will not directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) own, operate or control, or participate in the ownership, operation or control of, or have any financial interest in, any fabric converter business that is substantially similar to the fabric converter segment of the Business and which targets a substantially similar demographic customer base, if any or all such activities comprise ten percent (10%) or more of the business' gross sales, *provided, however*, that the foregoing shall not restrict Seller from owning up to five (5%) percent of the outstanding voting securities of any company which is listed on any recognized public stock exchange, traded on Nasdaq or over-the-counter; or

(ii) induce any former employee, licensee, independent contractor, manufacturer or supplier of Seller with respect to the Business, to terminate his or her employment or relationship, as applicable, with Buyer or its Affiliates.

(b) During the Buyer Nonsolicitation Period, Buyer and Buyer's Affiliates, including Parent, shall not directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) induce or attempt to induce any employee, officer, manager or director of Seller or any of Seller's Affiliates to leave his or her respective place of employment or in any way interfere with the relationship between such Seller and any such individual, or

(ii) hire directly or through another entity any person who was an employee, manager or director of Seller or any of Seller's Affiliates at any time during the Buyer Nonsolicitation Period.

Notwithstanding the restrictions in this Section 7.2, Buyer shall have the right to hire directly or indirectly any employee of Seller who worked primarily in the Business and is listed in Schedule 7.2.

(c) Buyer and Seller will be entitled (without limitation of any other remedy) to specific performance and/or injunctive relief with respect to any breach or threatened breach of the covenants in this Section, without the need to post any bond. If any court of competent jurisdiction at any time deems the time periods for the foregoing covenants too lengthy or the scope of the covenants too broad, the restrictive time periods will be deemed to be the longest period permissible by law, and the scope will be deemed to comprise the broadest scope permissible by law under the circumstances. It is the intent of the parties to protect and preserve the Business and the Purchased Assets and therefore the parties agree and direct that the time period and scope of the foregoing covenants will be the maximum permissible duration (not to exceed one year) and size.

7.3 Further Assurances. From time to time following the Closing, Buyer and Parent shall execute and deliver, or cause to be executed and delivered, to Seller such other instruments and documents as Seller may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby. Following the Closing, Seller agrees to forward to Buyer any correspondence or other communications addressed to Seller received by it that relates to the Purchased Assets or Assumed Liabilities.

7.4 Confidentiality. From and after the date hereof, for a period of five (5) years, Seller shall, and shall cause each of its Affiliates to, treat as confidential and use commercially reasonable efforts to safeguard and not to use, except as expressly agreed in writing by Buyer, any and all Seller's Information included within the Purchased Assets, including the Intellectual Property, in each case using the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such Seller's Information; provided, that from and after the date hereof until the Closing, this provision shall not restrict Seller from using such Seller's Information in the ordinary course of business, consistent with past practice. For purposes of this Section 7.4, from and after the date hereof, confidential information included within the Purchased Assets shall be deemed to be "Seller's Information" notwithstanding the fact that such information was available to or in the possession of Seller or any of its Affiliates prior to the Closing.

7.5 Audit. The Seller shall, at Buyer's expense, use commercially reasonable efforts to cause KPMG to (x) audit the financial statements for 2006 in a manner meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended (the "SEC Financial Statements"); and (y) review pro forma financial statements that Parent intends to file in reports filed pursuant to the Exchange Act, including, but not limited to (i) consenting to the proper use of its report(s) on the audited financial statements included in the SEC Financial Statements; and (ii) performing a SAS 100 review of any unaudited financial statements included in the SEC Financial Statements. In connection with the foregoing, the Seller shall use commercially reasonable efforts to assist Buyer, Parent or their Affiliates in the preparation of such SEC Financial Statements, at Buyer's expense, including without limitation providing the Buyer's or its Affiliates authorized representatives with full access during normal business hours, and in a manner so as not to interfere with the normal business operations of the Seller, to all relevant books, records, work papers, information and employees and auditors of such Persons, to the extent necessary in connection with the preparation of any such SEC Financial Statements.

7.6 Insolvency. From the time of execution of this Agreement through the first anniversary of the Closing Date, Seller shall not commence a voluntary case under any provision of any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or take any action to assist in or consent to the entry of an order for relief in an involuntary case under any such law or consent to the appointment of or taking possession by a receiver, or trustee or other custodian for all or a substantial part of Seller's property.

7.7 Continuing Seller Obligations. Seller hereby covenants to Buyer that Seller shall, before and after Closing, perform (a) any obligations that remain to be performed by Seller to any Licensee pursuant to any Inventory Purchase Agreement or Transition Services Agreement with such Licensee, including, without limitation any such agreement specified in Section 2.4(iii) above, and (b) any obligation specified in Sections 2.4(iv)-(vii) above.

ARTICLE VIII
CONDITIONS PRECEDENT TO BUYER'S AND PARENT'S OBLIGATION TO CLOSE

Buyer's obligation to purchase the Purchased Assets and Buyer's and Parent's obligations to take the other actions required to be taken by Buyer and Parent at the Closing is

subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer or Parent, in whole or in part):

8.1 Truth of Representations and Warranties. The representations and warranties of Seller contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation and warranty qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

8.2 Performance of Agreements. Each of the covenants and agreements of Seller to be performed or complied with by it at or prior to the Closing Date pursuant to the terms hereof, shall have been performed or complied with in all material respects.

8.3 Certificate. Seller shall have delivered (and caused to be delivered) to Buyer a certificate, dated the Closing Date and executed by or on behalf of the Seller, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.

8.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

8.5 Governmental and Other Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect. Buyer or Parent shall have received copies of releases of all Encumbrances (other than Permitted Encumbrances) against any asset, property or right of the Purchased Assets.

8.6 No Material Adverse Effect. From the date hereof to the Closing Date, there shall not have occurred any event, circumstance or effect that has had or would reasonably be expected to have a Material Adverse Effect on the Business; provided that for purposes of determining whether there has been a Material Adverse Effect for purposes of this Section 8.6, the following shall not be deemed to constitute a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Effect" has occurred: with respect to a particular Licensee, any payment default by such Licensee to the extent such amount is not more than 30 days past due and the aggregate amount of which is not materially greater than historical delinquent payments in a given month by such Licensee.

8.7 Escrow Agreement. Buyer, Parent, Seller and Escrow Agent shall have entered into an escrow agreement, in the form attached hereto as Exhibit 8.7 (the "Escrow Agreement"), and such agreement shall be in full force and effect as of the Closing.

8.8 Right of First Refusal Agreement. Ellery Homestyles, LLC ("Ellery") shall have entered into an agreement with Buyer or an Affiliate of Buyer whereby Ellery has agreed to transfer all of its right, title and interest in that certain Right of First Refusal Agreement, dated as of January 3, 2006 between Waverly Brand Acquisition, LLC and the Seller, to Buyer or an

Affiliate of Buyer and all of the conditions to closing under such agreement shall have been satisfied or waived, except for payment of the purchase price by Buyer or an Affiliate of Buyer.

8.9 Noncompetition and Nonsolicitation. The Persons listed in Schedule 8.9 shall have entered into Noncompetition and Nonsolicitation Agreements with Buyer on terms and subject to conditions reasonably acceptable to such Persons and Buyer, the approval of which shall not be unreasonably withheld by either.

8.10 Customer Calls. Senior representatives of Buyer (with representatives designated by Seller present) shall have contacted the customers of the Seller specified on Schedule 8.10 and, based solely on such conversations, Buyer shall not have determined (which determination shall be made by the Buyer in good faith and in the exercise of its reasonable judgment) that there has occurred a material adverse change to the condition of the relationships between the Seller and such customers.

8.11 Closing Deliverables. In addition to any other documents to be delivered or actions to be taken under other provisions of this Agreement, at the Closing, Seller shall deliver to Buyer:

(a) One or more executed bills of sale in form and substance reasonably satisfactory to Buyer transferring to Buyer all Personal Property included in the Purchased Assets.

(b) One or more executed assignment and assumption agreement(s) in form and substance reasonably satisfactory to Buyer assigning to Buyer the Assumed Contracts.

(c) A certified copy of the resolutions of Seller authorizing the execution, delivery, and performance of this Agreement and the Escrow Agreement by Seller and the consummation of the transactions provided for herein.

(d) An executed assignment and assumption of the Intellectual Property included in the Purchased Assets and such instruments and other documents, in form and substance reasonably acceptable to Buyer (including with respect to notarization or legalization by apostile in accordance with the requirements of the applicable Government Authorities), reasonably requested by Buyer to effectuate and record with the applicable Government Authorities the transfer of the Intellectual Property included in the Purchased Assets from Seller to Buyer.

(e) A letter detailing the bank account and wire instructions for the payment of the Purchase Price and the escrow amount that has been certified by an officer from the Seller as correct.

ARTICLE IX
CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE

All obligations of Seller under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Seller, in its sole discretion:

9.1 Truth of Representations and Warranties. The representations and warranties of Buyer and Parent contained in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty that is qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

9.2 Performance of Agreements. Each of the covenants and agreements of Buyer and Parent to be performed or complied with by Buyer and Parent at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed or complied with in all material respects.

9.3 Certificate. Buyer and Parent shall each have delivered to Seller a certificate, dated the Closing Date and executed by or on behalf of each of Buyer and Parent, certifying as to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of this Agreement.

9.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

9.5 Governmental and Other Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 9.5 shall have been received and shall be in full force and effect.

9.6 Escrow Agreement. Buyer, Parent and Escrow Agent shall have entered into the Escrow Agreement and Buyer or Parent shall have delivered $3,400,000 to Escrow Agent for deposit into an interest-bearing escrow account established pursuant to the terms of the Escrow Agreement, and such agreement shall be in full force and effect as of the Closing.

9.7 Release from Ellery. Ellery shall have delivered to Seller a general release of any demands, obligations, liabilities or other claims which Ellery may have had or may claim to have against Seller and any of Seller's Affiliates, successors and assigns, based on or arising out of that certain Right of First Refusal Agreement, dated as of January 3, 2006 between Waverly Brand Acquisition, LLC and the Seller.

9.8 License. Buyer shall have entered into the license agreement in a form reasonably acceptable to the Buyer and Seller pursuant to which Seller shall be permitted to sell inventory in respect of the Purchased Assets for Blue Mountain and P.Kaufmann on a royalty-free basis, but only to the extent the Current License Agreement with each such party expressly authorizes such sale and then only to the extent so authorized.

9.10 Closing Deliverables. At the Closing, Buyer or Parent shall deliver to Seller the following:

(a) The Purchase Price as provided in Sections 3.2 and 3.3.

(b) One or more assignment and assumption agreement(s) assuming the Assumed Contracts and the Assumed Liabilities executed by Buyer, in form and substance reasonably satisfactory to Seller.

(c) A certified copy of the resolutions of the board of managers and board of directors of Buyer and Parent, respectively, authorizing the execution, delivery and performance of this Agreement and the Escrow Agreement by Buyer and Parent and the consummation of the transactions provided for herein and therein.

ARTICLE X
TERMINATION

10.1 Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Parent on the one hand, and Seller on the other;

(b) by either Buyer and Parent on the one hand, and Seller on the other, if the Closing shall not have occurred by April 30, 2007 (the "Termination Date");

(c) by either Buyer and Parent on the one hand, and Seller on the other, if a court of competent jurisdiction or other Government Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with their obligations under this Agreement;

(d) by Seller, if there has been a breach of any representation, warranty, covenant or agreement on the part of Buyer or Parent set forth in this Agreement that causes the conditions set forth in Article IX to become incapable of fulfillment by the Termination Date, unless waived by Seller;

(e) by Buyer or Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement that causes the conditions set forth in Article VIII to become incapable of fulfillment by the Termination Date, unless waived by Buyer or Parent; *provided, however*, that the party exercising its right to so terminate this Agreement pursuant to Section 10.1(b), 10.1(d) or 10.1(e) shall not have been responsible for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in this Article X, this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of Seller, Buyer or Parent, or any of their respective directors, officers, employees, members, partners, Affiliates, agents, representatives, heirs, administrators, executors, successors or assigns, except (i) the provisions of this Agreement relating to that certain Confidentiality and Non-Disclosure Agreement, dated as of January 12, 2007 between Parent and Seller, and (ii) the obligations of

the parties to this Agreement under Article XII hereof and this Section 10.2 shall survive any such termination. Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any breach of any of their covenants or agreements or breach of their representations or warranties contained in this Agreement prior to termination of this Agreement.

ARTICLE XI
INDEMNIFICATION; REMEDIES

11.1 Survival. All representations and warranties made by Seller, Buyer or Parent in this Agreement shall survive the Closing and continue in full force and effect until the first anniversary of the Closing Date (the "Survival Date"), other than in the case of fraud and except as to any matters with respect to which a bona fide written claim shall have been made or action at law or in equity shall have been commenced before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim or action); provided, however, that the representations and warranties (i) in Section 4.8 shall survive and remain in full force and effect until the expiration of the applicable statutes of limitations for the assessment of Taxes (including all periods of extension, whether automatic or permissive) and (ii) in Sections 4.1, 4.2, 4.5, 4.19, 5.1 and 5.4 (the "Core Representations") shall survive and remain in full force and effect indefinitely. Each covenant and agreement of Seller, Buyer and Parent contained in this Agreement, which by its terms is required to be performed in whole or in part after the Closing Date, shall survive the Closing and remain in full force and effect until such covenant or agreement is performed.

11.2 Indemnification by Seller. Subject to the limitations set forth in this Article XI, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, including Parent, and their managers, members, officers, directors, agents, attorneys and employees, (hereinafter "Buyer Indemnified Parties") from and against any and all Damages incurred or sustained by Buyer Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other instrument furnished by Seller to Buyer pursuant to this Agreement;

(b) the breach of, default under or nonfulfillment of any covenant, obligation or agreement of Seller under this Agreement or the agreements and instruments contemplated herein;

(c) a claim for Damages asserted with respect to the ownership or use of the Excluded Assets;

(d) any liability or obligation that is not an Assumed Liability, including the Excluded Liabilities; and

(e) any and all actions, suits, or proceedings, incident to any of the foregoing.

11.3 Indemnification by Buyer and Parent. Subject to the limitations set forth in this Article XI, Buyer and Parent will each indemnify, timely defend and hold harmless Seller and Seller's managers, officers, directors, agents, attorneys and employees (hereinafter "Seller

Indemnified Parties" and, together with Buyer Indemnified Parties, an "Indemnified Party") from and against any and all Damages incurred or sustained by any of Seller Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Buyer or Parent contained in this Agreement or any certificate or other instrument furnished by Buyer or Parent to Seller pursuant to this Agreement;

(b) the breach of, default under or non-fulfillment of any covenant, obligation or agreement of Buyer or Parent under this Agreement or in the agreements and instruments contemplated herein;

(c) the operation of the Business and the ownership of the Purchased Assets by Buyer or Parent following the Closing;

(d) any Assumed Liability, and

(e) any and all actions, suits, or proceedings incident to any of the foregoing.

11.4 Limitation on Liability. Neither Seller, Buyer nor Parent shall have any liability for Damages under, respectively, Section 11.2(a) or Section 11.3(a), and neither Seller Indemnified Parties nor Buyer Indemnified Parties shall have the right to seek indemnification under, respectively, Section 11.2(a) or Section 11.3(a) until the aggregate amount of the Damages incurred exceeds $150,000 (the "Minimum Loss"), provided that the Minimum Loss shall not apply to any Damages (and there shall be first dollar liability) resulting from any breach of the Core Representations and Section 4.8. After the Minimum Loss is exceeded, the Indemnified Party shall be entitled to indemnification for the amount of its Damages that exceeds the Minimum Loss, subject to the limitations on recovery and recourse set forth in this Article XI.

(a) The aggregate liability of Seller, on the one hand, and Buyer or Parent , on the other, for all Damages under Section 11.2(a) or Section 11.3(a), as applicable, shall not exceed the Purchase Price (the "Cap"). The limitations set forth in this Section 11.4 or elsewhere in this Article XI shall not apply to any breach of the Core Representations and Section 4.8.

11.5 Other Indemnification Provisions. To the extent that any representations and warranties of Seller, Buyer or Parent, as applicable, have been breached, thereby entitling the non-breaching party to indemnification pursuant to Section 11.2 or Section 11.3 hereof, it is expressly agreed and acknowledged by the parties that solely for purposes of calculation of the monetary amount of Damages in connection with any right to indemnification, the representations and warranties of Seller on the one hand and Buyer and Parent on the other, as applicable, that have been breached shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach or inaccuracy results in a Material Adverse Effect.

(a) Following the Closing, the parties' rights to indemnification pursuant to this Article XI shall, except for equitable relief and specific performance of covenants that survive Closing and for claims under Section 12.4 of this Agreement, be the sole and exclusive

remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than for claims of fraud.

11.6 Procedure for Indemnification – Third Party Claims.

(a) Any Indemnified Party making a claim for indemnification under this Article XI shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the Indemnitor becomes obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnified Party's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided further that, prior to the Indemnitor's assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for the entirety of all liabilities and obligations relating to such claim for indemnification and that it will provide full indemnification (whether or not otherwise required hereunder) to the Indemnified Party with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party, except that the Indemnitor shall pay fees and expenses of separate counsel to the Indemnified Party that (x) are incurred prior to the date the Indemnitor effectively assumes control of such defense or (y) are incurred by the Indemnified Party because the Indemnitor is also a party to such action and the Indemnified Party determines in good faith that joint representation would be inappropriate;

(ii) the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or materially injure the Indemnified Party's reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnified Party; (D) upon petition by the Indemnified Party, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (E) the Indemnified Party reasonably believes that the Loss relating to such claim for indemnification could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of Article XI; and

(b) if the Indemnitor assumes control of the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, with prejudice.

11.7 Procedure for Indemnification – Other Claims. In the event any Indemnified Party should have a claim against any Indemnitor that does not involve a third party claim being asserted against or sought to be collected from the Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnitor, stating the basis or grounds in this Agreement for the indemnity and the amount of the Indemnified Party's claim to the extent then known and quantifiable. The Indemnitor shall have thirty (30) calendar days after their receipt of such claim to (i) agree to the amount or method of determination set forth in such claim and pay such amount to the Indemnified Party in immediately available funds or (ii) provide the Indemnified Party with written notice that it disputes either its obligation to provide the indemnification sought in such notice or the amount of the Indemnified Party's claim. If the Indemnitor does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that Indemnitor disputes their liability to the Indemnified Party with respect to such claim, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnitor. If the Indemnitor delivers a notice disputing the basis for or amount of the claim, the Indemnitor and the Indemnified Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within twenty (20) calendar days of the giving of a notice by the Indemnitor disputing the claim, the parties thereafter may pursue any and all available remedies at law (subject to the limitations and conditions provided in this Agreement).

11.8 Recoupment Against Escrow Agreement. Any indemnification to which Buyer is entitled to under this Article XI for any Damages it may suffer shall first be made as a payment to Buyer from the escrow account in accordance with the terms of the Escrow Agreement and, to the extent that the aggregate amount of such Damages exceeds the escrow amount plus any interest accrued thereon, Buyer shall have the option of recouping all or any part of any remaining or additional Damages from Seller.

ARTICLE XII
MISCELLANEOUS

12.1 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt); *provided* that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to the Seller:

F. Schumacher & Co.
79 Madison Avenue
New York, NY 10016
Facsimile: (212) 213-7676
Attention: Gerald Puschel
With a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166
Attention: Carole Aciman, Esq.
Facsimile: (212) 801-6400
If to Buyer or Parent:

1330 Avenue of the Americas
40th Floor
New York, NY 10019
Attention: James Haran
Facsimile: (212) 277-1160
With a copy to:

Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

12.2 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the certificates, exhibits, schedules, documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other Person, either explicitly or implicitly, any equitable or legal rights or remedies of any nature whatsoever hereunder, and (c) shall not be assigned by operation of law or otherwise without the written consent of the other party; provided, however, that Buyer may (i) assign any or all of their rights and interests hereunder to one or more of its wholly-owned Affiliates, (ii) designate one or more of its wholly-owned Affiliates to perform their obligations hereunder and (iii) assign their rights to indemnification under this Agreement upon a sale or transfer of Buyer of all or substantially all of the assets of Buyer.

12.3 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

12.4 Bulk Sales Law. Buyer and Parent hereby waive compliance by Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets. Notwithstanding any such waiver, Seller agrees to indemnify Buyer or Parent against all liability, damage or expense which Buyer or Parent may suffer due to the failure to so comply or to provide notice required by any such law.

12.5 Expenses. Except as specifically provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall bear their own costs, expenses and fees incurred in connection with this Agreement and the other transactions contemplated by this Agreement.

12.6 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on their behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party's rights under such provisions at any other time or a waiver of such party's rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

12.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

12.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

12.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument. Any signature page delivered by a facsimile machine shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment thereto.

12.10 Governing Law; Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without giving effect to any conflict of law provisions thereof.

(b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of Delaware or the United States District Court for the District of Delaware and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.1 hereof below their name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Legal Requirements.

12.11 Specific Performance. Seller agrees that the Purchased Assets include unique property that cannot readily be obtained on the open market and that Buyer will be irreparably injured if this Agreement is not specifically enforced. Therefore, Buyer shall have the right to specifically enforce Seller's performance under this Agreement, and Seller agrees to waive the defense in any such suit that Buyer has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of specific performance as a remedy.

12.12 Disclosure Schedules. Capitalized terms used in the Disclosure Schedules which are defined herein shall have the meanings assigned to such terms herein unless otherwise defined in the Disclosure Schedules. Nothing in the Disclosure Schedules constitutes an admission of any liability of Seller, Buyer or Parent to any party or an admission against interest. The disclosure of a matter in any Disclosure Schedule shall be deemed a disclosure for all purposes and shall qualify each representation or warranty made herein to the extent applicable, if, and to the extent, the relevance of an exception to such other representation or warranty is reasonably apparent based on the plain meaning of such exception. Where the terms of a contract or other disclosure item have been summarized or described in a Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of the contract or other item.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Asset Purchase Agreement as of the day and year first above written.

NEXCEN BRANDS, INC.

By: ______________________

Title: ______________________

WV IP HOLDINGS, LLC

By: NexCen Brands, Inc., its Managing Member

By: ______________________

Title: ______________________

F. SCHUMACHER & CO.

By: ______________________

Title: ______________________

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Asset Purchase Agreement as of the day and year first above written.

NEXCEN BRANDS, INC.

By:

Title:

WV IP HOLDINGS, LLC

By its Managing Member, NexCen Brands, Inc.

By:

Title:

F. SCHUMACHER & CO.

Gerald W. Puschel

By: [signature]

Title: CEO